Exhibit 12.1
CENTERPLATE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2002	2003	2004	2005	2006
	(In thousands except for ratio)
Income (loss) before income taxes	4,309	(10,755)	1,353	(8,441)	3,248
Add Fixed Charges:
Interest Expense	19,311	25,856	23,195	27,800	21,791
Amortization of loan costs	1,431	6,907	1,815	3,474	2,569
Interest factor in rents	865	788	787	924	886

Total earnings as defined	25,916	22,796	27,150	23,757	28,494

Fixed Charges:
Interest Expense	19,311	25,856	23,195	27,800	21,791
Amortization of loan costs	1,431	6,907	1,815	3,474	2,569
Interest factor in rents	865	788	787	924	886

	21,607	33,551	25,797	32,198	25,246

Ratio of Earnings to Fixed Charges	1.2	—	1.1	—	1.1
Deficiency in the coverage of fixed charges	—	(10,755)	—	(8,441)	—